UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2020

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including Exhibits 99.1 and 99.2 and the text under the heading “Financial Results”, the accompanying interim condensed consolidated financial statements and “Forward Looking Statements” in the press release in Exhibit 99.3) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-236064, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 27, 2020, Can-Fite BioPharma Ltd. (the “Company”) issued a press release announcing financial results for the six months ended June 30, 2020 and updates on its drug development programs. In addition, on the same day, the Company issued unaudited interim condensed consolidated financial statements as of June 30, 2020. Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Operating and Financial Review and Prospects as of June 30, 2020

99.2	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2020

99.3	Press Release dated August 27, 2020

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Exhibit Index

Exhibit No.	Description

99.1	Operating and Financial Review and Prospects as of June 30, 2020

99.2	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2020

99.3	Press Release dated August 27, 2020

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: August 27, 2020	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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